

Mail Stop 4628

May 5, 2017

Howard Guild
Chief Accounting Officer
Schlumberger N.V. (Schlumberger Limited)
5599 San Felipe
Houston, TX 77056

      Re: **Schlumberger N.V. (Schlumberger Limited)**
              Form 10-K for the Fiscal Year Ended December 31, 2016
              Filed January 25, 2017
              File No. 1-04601

Dear Mr. Guild:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

Liquidity and Capital Resources, page 21

1.   You indicate that you continue to experience payment delays with many of your customers, including in Ecuador and Venezuela. In view of these delays, explain to us your basis for concluding that your allowance for doubtful accounts as of December 31, 2016 is appropriate. As part of your response, provide us, as supplemental information, an aging of your accounts receivable as of December 31, 2016, on a consolidated basis as well as for Ecuador and Venezuela individually. The accounts receivable schedules should clearly distinguish between current and overdue accounts receivable, and, for overdue items, should clearly indicate the extent of delinquency in reasonable increments of time. Additionally, provide a reasonably detailed discussion of the original payment terms for all accounts receivable.

2.   For revenue arrangements involving customers in Ecuador and Venezuela, explain to us
        how you have established that collectability is reasonably assured at the time revenue is
        initially recognized.

3.   Your disclosure indicates that you have reduced activity in Venezuela to align operations
        with cash collections. Given this, explain to us whether you evaluated assets related to
        your Venezuela operations for impairment during the year ended December 31, 2016. If
        not, explain to us your basis for concluding that impairment testing was not necessary.
        Otherwise, provide us reasonably detailed summaries of the impairment tests. As part of
        your response, tell us the carrying value of assets related to your Venezuela operations as
        well as the material assumptions underlying the impairment tests. Additionally, tell us
        the revenue and results of operations for your Venezuela operations for the years ended
        December 31, 2014, December 31, 2015 and December 31, 2016.

Financial Statements and Supplementary Data, page 30

Notes to Consolidated Financial Statements, page 36

Note 3. Charges and Credits, page 39

4.   Disclosure under this note indicates that $299 million relating to the amortization of the
        write-up of acquired inventory was reported in the line item Merger & integration in your
        consolidated statement of income. However, footnote (1) to Note 4 indicates that this
        amount is included in 2016 cost of sales. Given this apparent inconsistency, clarify for us
        where this amount is included in your 2016 results of operations. To the extent that this
        amount is not included in cost of sales, explain to us, in reasonable detail, your basis for
        this presentation.

5.   You indicate that charges related to inventory write-downs were reported in the line item
        Impairments & other in your consolidated statement of income and not as part of cost of
        sales. Explain to us, in reasonable detail, your basis for this presentation.

6.   Reconcile for us your use of the financial statement title Consolidated Statement of
        Income with the net loss reported for the year ended December 31, 2016.

Form 8-K dated April 21, 2017

Exhibit 99.1

Charges & Credits

7. Your reconciliations of GAAP net income/loss per share to non-GAAP net income excluding charges & credits per share does not include the per share amount of the individual reconciling items. To the extent that you present similar per share non-GAAP measures in the future, provide the per share amount of individual reconciling items. See Compliance and Disclosure Interpretation 102.05.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759, or me at (202) 551-3489, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources